NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona, 740635 Israel

December 8, 2015

Via EDGAR

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd.
Amendment No. 1 to Registration Statement on Form 20-F
Filed on October 20, 2015
File No. 001-37600

Dear Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of November 17, 2015 regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On December 8, 2015, we filed an amended registration statement on Form 20-F. Page references in our responses are to the amended Form 20-F.

General

1. Your registration statement on Form 20-F will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us of the timing of your certification from the NASDAQ.

Response: We acknowledge the Staff’s comment, and will advise of the timing of our certification from the NASDAQ once finalized.

Facing Page

2. Please check the appropriate box to indicate which basis of accounting was used to prepare your financial statements.

Response: We have checked the box in the amended Form 20-F indicating International Financial Reporting Standards issued by the International Accounting Standards Board.

Key Information, page 3

3. We note the June 30, 2015 amounts presented in Items 3.A and 3.B on pages 3 and 4 differ from the amounts presented in your interim financial statements provided on pages F-36 and F-37. Please reconcile or explain to us why these amounts differ.

Response: We have reconciled these amounts in the amended Form 20-F.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

Risk Factors, page 4

General

4. Please consider adding appropriate risk factor disclosure addressing your liquidity issues, your need for additional financing or capital, and the substantial doubts as to your ability to continue as a going concern.

Response: We have added several risk factors, starting on page 5 in response to the Staff’s comment.

5. Please consider adding one or more risk factors addressing your current status as a developmental stage company with limited operating history that has not generated any revenue.

Response: We have added several risk factors, starting on page 5 in response to the Staff’s comment.

6. On page F-48, you describe a sales agreement for $250,000 for five 3D printers and silver ink for a 2016 delivery. Please advise us whether you would be subject to penalties or damages should you fail to timely deliver and whether a risk factor is necessary to discuss any financial consequences of delivery delays or failures. In addition, it appears that you should file the agreement as an exhibit to the registration statement. Refer to Instruction 4 to the Exhibits.

Response: On August 10, 2015, our wholly owned subsidiary, Nano Technologies Ltd., counter-signed a purchase order, according to which our subsidiary will sell five 3D printers to a certain buyer. The purchase order does not contain any terms regarding penalties or damages that we, or our subsidiary, would be subject to if we fail to timely deliver the 3D printers. Furthermore, we do not consider the monetary amount of the purchase order to be material, and therefore have not filed the purchase order as an exhibit to the amended Form 20-F.

We note that our Form 20-F previously filed on October 19, 2015, includes a risk factor regarding our ability to successfully manage our planned growth and expansion, which addresses sales and commercialization risks in general.  We have expanded this risk factor, on page 8 of our amended Form 20-F, to include more specific reference to the risk of not being able to deliver and timely deliver our products to customers.

Our principal shareholders, officers and directors currently own..., page 16

7. This risk factor discloses that your principal shareholders, officers and directors own approximately 48% of your ADSs or ordinary shares. We note, however, on page 56, your 6 major shareholders own approximately 53.3% of your ordinary shares collectively. Please reconcile this discrepancy.

Response: We have reconciled the discrepancy in the amended Form 20-F.

Information on the Company, page 22

8. Please revise page 22 to clarify that the August 25, 2014 "merger transaction" with Nano Dimension Technologies Ltd. resulted in a change of control whereby its management replaced your previous management team. Also, please clarify the amount of beneficial ownership in your shares the shareholders of Nano Dimension Technologies received after the reverse merger.

Response: We have revised our disclosure on page 24 in response to the Staff’s comment.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

Business Overview

Market Opportunity, page 24

9. Please supplementally provide us with the source documents for the statistics that you provide on page 24 and other places in your registration statement. Please include an index that cross-references each statistic to the relevant source.

Response: Below, in italics, are the statistics that appear on page 26 in the amended Form 20-F.  For each statistic quoted below, we have provided the source, including inactive links where the respective sources may be found on the internet. In addition, we will supplementally mail hard copies of the printed sources to the Staff’s attention.

                           i.            According to IHS Electronics360, PCB and multi-chip-module revenue increased 20.3% in the second quarter of 2014 compared to the second quarter of 2013, primarily as a result of an increase in sales of $178.4 million.

Source: http://electronics360.globalspec.com/article/4624/eda-sales-show-modest-growth

                           ii.            According to Research and Markets, the global PCB manufacturing market is expected to increase its market size from around $62.3 billion in 2013 to around $74.3 billion in 2018, growing at a compound annual growth rate (CAGR) of 3.6%. The market volume is also expected to increase to 32 billion units and 3.92 million tons by 2018, growing at a rate of 3.8% and 5%, respectively.

Source:http://www.researchandmarkets.com/reports/2788554/printed_circuit_board_market_and_recyclable_pcb

                           iii.            According to our estimates, there are approximately one million existing users of software that design and plan electronic circuits, and this is a reference basis for the potential quantity of users with a need for a 3D printer to print prototypes of advanced electronic circuits.

Sources:  According to a report issued by Gartner Dataquest in January 2005, the number of PCB software licenses was 537,000 in 2004, with a forecast compound annual growth rate of 2.9%. Following this growth rate, there would be approximately 735,000 licenses in 2015. (http://m.eetasia.com/ART_8800362966_480100_NT_c8b580ac.HTM#.Vl2alHYrJhE)

Furthermore, according to a July 2008 article published in news.com.au, there was an estimated number of 300,000 unlicensed users of Altium Limited’s PC-based electronics design software in China. (http://www.news.com.au/dealing-the-final-blow-to-piracy/story-e6frfm5r-1111117035218)

While it is our belief that the PCB industry has grown at a faster pace than anticipated in 2004, our conservative estimate of approximately 1 million software users is supported by simply adding together the approximately 735,000 licenses predicted for 2015 and the 300,000 unlicensed users of Altium’s design software. Moreover, our estimate above does not take into account the many users of free PCB design software that do not entail purchasing a license.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

10. Please explain why you believe the number of existing software licenses for software that design and plan electronic circuits is indicative of the potential number of customers of your prospective 3D printer product. In this regard, it is unclear whether typical users of electronic circuit software would purchase sophisticated equipment to create prototypes in-house or whether their design needs would be sufficient to purchase your printers.

Response: We have included additional disclosure on page 26 in response to the Staff’s comment.

Strategy, page 24

11. We note that you have a beta-version being tested of your 3D printer and you expect deliveries to begin in the second half of 2016. Please revise to describe the remaining steps that must be performed prior to delivery.

Response: We have included additional disclosure on page 26 in response to the Staff’s comment.

Products, page 25

12. Please revise to describe in material detail any software that is used in the 3D printer to operate it and/or integrate it with PCB design software. In addition, describe as applicable your software design plans, for example, clarify whether you are designing software in-house or relying on external sources.

Response: We have included additional disclosure regarding our software on page 27 in response to the Staff’s comment.

13. We note your first pre-order described on page F-48. Please clarify whether you plan to offer any warranty arrangements, customer support services or maintenance services and, if so, describe the terms of such offerings, e.g., fee-based or by subscription.

Response: As discussed in our response to Comment No. 6 above, we have counter-signed a purchase order for the sale of five of our 3D printers. Any warranty arrangements, customer support services or maintenance services that will be provided pursuant to the purchase order will follow our standard policies that will be determined in the future, as we further establish our commercialization policies and infrastructure. No specific details were included in the purchase order, and we are not currently bound by any arrangements in this regard.

Production and Manufacturing, page 29

14. Your disclosure on page 29 indicates that you built an in-house laboratory to support the production and commercialization of your proprietary inks. You refer to your offices and research and development facility in Ness Ziona. Please advise us whether this laboratory is located in the same building and whether there is sufficient equipment and space to manufacture sufficient quantity of ink for your anticipated sales.

Response: We have included additional disclosure on page 31 regarding our in-house laboratory in response to the Staff’s comment.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

15. Please revise to describe the timeline and process involved in having your 3D printers produced by a third-party manufacturer. Further, please discuss any upfront financing or payment arrangements involved.

Response: We have included additional disclosure on page 31 regarding the anticipated timeline and process involved in having our 3D printers produced by a third-party manufacturer. We have further clarified that we have not entered into any binding arrangements with any such manufacturer.

16. On page F-32, you reference a non-binding memorandum of understandings with a Chinese government company to create a joint venture to manufacture "unique nano-materials." Please provide an update in your business disclosures of this MOU and provide a more detailed description of the products that would be created.

Response: We have not entered into any binding or definitive arrangements with such Chinese government company, and do not intend to pursue any joint venture or other arrangement with such entity.

Operating and Financial Review and Prospects, page 30

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 30

17. Please quantify the anticipated expenses and/or capital needed to bring your 3D printer to market.

Response: We have included additional disclosure on page 32 in response to the Staff’s comment.

18. On page 30, you reference "subcontractor expenses." In an appropriate location, for example in this section or the business section, please provide a more detailed description of subcontractor expenses and how subcontractors are used as part of your operations.

Response: We have included additional disclosure on page 32 in response to the Staff’s comment.

Results of Operations, page 31

19. You reference increased headcount and payroll expenses to explain various increases in expense categories. Please revise to provide specific quantitative disclosure regarding the impact of changes in the number of employees on each expense category.

Response: We have included additional disclosure on page 34 in response to the Staff’s comment.

Board Practices, page 53

20. On page 53, you disclose that the descriptions in this section are general summaries only, and "are qualified entirely by reference to the full text of the Companies Law" and exhibits to your Form 20-F. Please revise to indicate whether the disclosure in this section is materially complete. Refer to Item 6.C of Form 20-F.

Response: We have revised our disclosure on page 55 to clarify that the section is materially complete.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

Employees, page 53

21. Please revise to clarify if any of your officers are part-time employees.

Response: We have revised our disclosure on page 55 to clarify that all officers are full-time employees.

Major Shareholders, page 56

22. Please revise to disclose any significant change in percentage of ownership held by any major shareholders during the past 3 years, as required by Item 7.A.1(b) of Form 20-F.

Response: We have revised our disclosure on page 58 in response to the Staff’s comment.

Record Holders, page 56

23. Please disclosure the number of holders of record in total and in Israel. Also, please disclose the number and/or percentage of shares outstanding held by U.S. persons. Refer to Item 7.A.2 of Form 20-F.

Response: We have revised our disclosure on page 58 in response to the Staff’s comment.

Legal Proceedings, page 58

24. Please revise to identify the officers, directors, and principal shareholders, if any, that are named parties in the XJet Ltd. litigation. Also, please revise to provide a more detailed description of XJet's claims and whether the injunction, if granted, would prevent you from selling your 3D printer and proprietary ink.

Response: We have revised our disclosure on page 60 in response to the Staff’s comment.

Auditor's Report, page F-12

25. We note from the auditor's report that the audits were performed in accordance with the accepted audit standards in Israel rather than the standards of the Public Company Accounting Oversight Board (United States) as required by paragraph 3 of PCAOB Auditing Standard No. 1. That guidance requires that audits of issuers be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please amend the filing to include financial statements that are audited in accordance with these standards.

Response: As mentioned during our counsel’s phone conversation with the Staff on December 1, 2015, we are currently in the process of having our financial statements audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). As soon as practicable, we intend to file an additional amendment to the Form 20-F in response to this comment.

26. We note that the auditor's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Response: As further detailed in our response to comment No. 25 above, we intend to file an additional amendment to the Form 20-F in response to this comment.

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

December 8, 2015

Exhibits

27. We are in receipt of your confidential treatment request for Exhibit 4.1. Be advised that comments, if any, relating to the confidential treatment request will be issued under separate cover and must be resolved prior to a request to accelerate the effectiveness of your registration statement.

Response: We acknowledge the Staff’s comment that the confidential treatment request must be resolved prior to requesting acceleration of effectiveness.

* * *

If you have any questions or require additional information, please call our attorneys, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Chief Executive Officer

cc:	Edwin Kim
Barbara C. Jacobs
Morgan Youngwood
Craig Wilson